File Number: 57549-0006-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

August 22, 2008

Filed as correspondence on EDGAR and faxed

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 6010

Attention:        Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Dear Mr. Rosenberg:

Re:

TapImmune Inc. (the "Company")
Form 10-KSB for the Year Ended December 31, 2007
File No. 0-27239
Response to SEC Comment Letter dated July 25, 2008

            We are counsel for the above-referenced Company and we are pleased to respond, on behalf of the Company, to the comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's comment letter of July 25, 2008 in this matter (the "SEC Letter").

            The following, therefore, we confirm, are responses addressing only the Staff's comments in the SEC Letter. We also confirm that the comments of Staff are in italics below while the Company's responses follow in bold.

            As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with this matter.

Staff Comment:

1. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Response:       We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company's management did, in fact, perform an assessment of internal control over financial reporting as of December 31, 2007, but the Company inadvertently failed to report on management's assessment of internal control over financial reporting in the Company's annual report on Form 10-KSB as filed with the SEC on April 14, 2008. As such, the Company has prepared and filed an amended annual report on Form 10-KSB in order to provide the required report.

Staff Comment:

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph (4)(b) of Item 601(b)(31) of Regulation S-K.

Response:       We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has made the required revisions to the certifications of the Company's Principal Executive Officer and Principal Executive Officer, and such revised certifications have been executed by such officers and have been included with the Company's amended 10-KSB as filed with the SEC.

Staff Comment:

In connection with responding to our comments, please furnish, in writing or EDGAR under the form type label CORRESP, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:       We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has provided such a statement, which statement is included as an attachment to this response to the SEC Letter.

            We hope and trust that each of the foregoing is now clear and satisfactory in response to each of the Staff's comments as contained in the SEC Letter, however, should the Staff have any further questions or concerns in respect of any of the same, please do not hesitate to immediately contact the writer at any time.

            On behalf of the Company we sincerely thank and appreciate the SEC's attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener llp

ec:            The Company
ec:            Dale Matheson Carr-Hilton LaBonte